SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment       )*

Amicus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03152W 10 9

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,559,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,559,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,559,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,559,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,559,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,559,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,559,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,559,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,559,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Amicus Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 3675 Market Street, Philadelphia, PA 19104.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”, and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund, and Mr. Edelman is the managing member of Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in market transactions beginning in 2014, with one exception that on September 29, 2021, the Master Fund purchased 3,438,114 shares of Common Stock from the Issuer in a private placement. The source of funds was working capital of Perceptive Life Sciences Master Fund, Ltd.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 3 and Item 5(c) of this Schedule 13D for investment purposes.

On July 2, 2021, ARYA Sciences Acquisition Corp IV (“ARYA”), an affiliate of the sponsor of the Reporting Persons, and the Issuer reached a non-binding agreement on certain principal terms of a potential business combination between ARYA and the Issuer’s gene therapy business, and the parties determined to further evaluate and negotiate a potential transaction. ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA completed an initial public offering on March 2, 2021. Joseph Edelman and other individuals who are affiliated with Perceptive Advisors LLC, i.e., Adam Stone, Michael Altman, and Konstantin Poukalov, founded the sponsor to ARYA and are on the board of directors of ARYA. Mr. Edelman serves as Chairman and Adam Stone is the CEO of ARYA.

On July 19, 2021, the Issuer executed a non-disclosure agreement with ARYA pursuant to which they agreed to exchange confidential information for purposes of further evaluating and, as each party saw fit, negotiating, pursuing and consummating a potential business combination transaction. On July 22, 2021, the Issuer provided representatives of ARYA and its advisors with access to an online data room that included certain information specifically requested by ARYA for purposes of conducting further business, financial, operational, accounting, legal, tax, intellectual property and other due diligence with respect to the Issuer’s gene therapy business, although ARYA and other potential transaction counterparties previously had access to a portion of the materials.

On September 29, 2021, the Issuer, ARYA, Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer, and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT, entered into a business combination agreement (“Business Combination Agreement”) relating to the contemplated transaction involving ARYA’s acquisition of the Issuer’s gene therapy business, a copy of which is filed with this Report as Exhibit 2. Concurrently with the execution of the Business Combination Agreement, ARYA, Joseph Edelman, and certain other parties entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, they agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, among other proposals relating to the transaction. A copy of the Sponsor Letter Agreement is filed with this Report as Exhibit 3.

The Business Combination Agreement is subject to additional conditions, approvals and further ongoing discussions between the parties to the agreement including consideration by their boards of directors.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as reported herein, other than as noted above, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 278,638,872 shares outstanding shares of Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

There was only one transaction in the Issuer’s securities effected by the Reporting Persons between July 2, 2021 and the date of this filing: On September 29, 2021, Perceptive Life Sciences Master Fund, Ltd. purchased 3,438,114 shares of Common Stock at a purchase price of $10.18 per shares in a private placement.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

The Master Fund has entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). The swaps with the third parties constitute economic exposure to an aggregate of 1,104,461 notional shares, representing approximately .04% of the outstanding shares of Common Stock, and as of July 2, 2021 such swaps constituted economic exposure to an aggregate of 975,679 notional shares, representing approximately .04% of 266,060,455 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021. The Swap Agreements provide the Master Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Master Fund has economic exposure to an aggregate of 25,454,982 shares of Common Stock, representing approximately 9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Master Fund entered into the following individual Swap Agreements as of July 2, 2021 and remain open through the date of this Report, constituting economic exposure in the following notional amounts of Common Stock: 100,000 shares, 225,679 shares, 30,000 shares, 70,000 shares, 100,000 shares, 70,000 shares, 50,000 shares, 50,000 shares, 20,000 shares, 20,000 shares, 20,000 shares, 20,000 shares, 100,000 shares, 20,000 shares, 30,000 shares and 50,000 shares. On November 24, 2021, the Master Fund entered into an additional contract with notional amount of 50,000 shares, and on December 7, 2021 the Master Fund entered into an additional contract with notional amount of 78,782 shares, each of which remains open as of the date of this Report.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement.

Exhibit 2 Business Combination Agreement, dated September 29, 2021, among Amicus Therapeutics, Inc., a Delaware corporation, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company, and other parties thereto (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2021).

Exhibit 3 Sponsor Letter Agreement, dated as of September 29, 2021, by and among ARYA, ARYA Sciences Holdings IV, Amicus GT Holdings, Inc, and the other parties thereto (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director of the Master Fund (to the extent not set forth in Item 2).

Master Fund

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None

Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None

James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None